UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549 FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
- ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Capitalis Group, Inc.

Legal status of issuer Form
Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
November 17, 2020

Physical address of issuer
43 W 23rd St. , Ste 1201, New York, NY 10010

Website of issuer
www.Capitalis.group

Name of intermediary through which the Offering will be conducted
Silicon Prairie Capital Partners, LLC, ("Silicon Prairie")

CIK number of intermediary
0001711770

SEC file number of intermediary
007-00123

CRD number, if applicable, of intermediary

289746

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
3.0% cash success fee of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest

Name of qualified third party "Escrow Agent" which the Offering will utilize
BankVista NA

Type of security offered
Shares of Common Stock

Target number of Securities to be offered
5,000 Shares of Common Stock

Price (or method for determining price)
$2.00

Target offering amount
$10,000.00

Oversubscriptions accepted:
☑ Yes
☐   No

Oversubscriptions will be allocated:
☐   Pro-rata basis
☐   First-come, first-served basis
☑ Other: at the Company's discretion

Maximum offering amount (if different from target offering amount)
$1,500,000.00

Deadline to reach the target offering amount
Listed in Form C filing on Company's EDGAR page

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned.

Current number of employees
2

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$76,741.00	$32,268.00
Cash & Cash Equivalents	$16,490.00	$20,260.00
Accounts Receivable	$59,000.00	$10,500.00
Short-term Debt	$40,400.00	$39,253.00
Long-term Debt	$498,572.00	$504,104.00
Revenues/Sales	$415,569.00	$285,208.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$7,589.00	$2,218.00
Net Income	$48,777.00	$16,006.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

March 8, 2023

FORM C

Up to $1,500,000.00

Capitalis Group, Inc.



Shares of Common Stock

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Capitalis Group, Inc., a Delaware Corporation (the "Company," "Capitalis," "CGI," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Shares of Common Stock of the Company (the "Securities").

Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $10,000.00 and up to $1,500,000.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $350.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through Silicon Prairie (the "Intermediary"). The Intermediary will be entitled to receive related to the purchase and sale of the Securities.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$350.00	$10.50	$339.50
Aggregate Minimum Offering Amount	$10,000.00	$300.00	$9,700.00
Aggregate Maximum Offering Amount	$1,500,000.00	$45,000.00	$1,455,000.00

(1) This excludes fees to the Company's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.Capitalis.group no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

BANKVISTA NA, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law

Disclaimer of Television Presentation

The Company's officers may participate in the filming of a television series and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "Presentation"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the offering materials provided herein, should not be applied to the Company's business and operations as of the date of this offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: www.Capitalis.group The Company must continue to comply with the ongoing reporting requirements until:

1)   the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2)   the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3)   the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4)   the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5)   the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Capitalis Group, Inc. (the "Company") is a Delaware Corporation, formed on November 17, 2020. The Company is located at 43 W 23rd St., Ste 1201, New York, NY 10010. The Company's website is www.Capitalis.group.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

Capitalis Group, Inc ("CGI") offers a one-stop shop for all crowdfunding related services that aims to be the best in class yet cost-effective services.

The Offering

Minimum amount of Shares of Common Stock being offered	5,000
Total Shares of Common Stock outstanding after Offering (if minimum amount reached)	12,577,000
Maximum amount of Shares of Common Stock	750,000
Total Shares of Common Stock outstanding after Offering (if maximum amount reached)	13,322,000
Purchase price per Security	$2.00
Minimum investment amount per investor	$350.00
Offering deadline	June 30th, 2023
Use of proceeds	See the description of the use of proceeds on page 30 hereof.
Voting Rights	One vote per share.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were incorporated under the laws of Delaware on November 17, 2020. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our services is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved services and thus may be better equipped than us to develop and commercialize services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we

are able to, which would adversely affect our competitive position, the likelihood that our services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on other companies to provide subsystems for our products.
We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide subsystems which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular subsystem.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.
In certain instances, we rely on single or limited service providers and outsourcing vendors because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.
We obtain these materials from a limited number of vendors, some of which do not have a long operating history, or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

We may implement new lines of business or offer new products and services within existing lines of business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

In general, demand for our products and services is highly correlated with general economic conditions.
A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.
Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our website, or otherwise communicate and interact with us.
We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant

expense due to increased investment in technology and the development of new operational processes.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.
We might collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

The secure processing, maintenance and transmission of this information is critical to our operations and business strategy, and we devote significant resources to protecting our information. The expenses associated with protecting our information could reduce our operating margins.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.
Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

Our global operations are required to comply with the U.S. Foreign Corrupt Practices Act and similar anti-bribery laws in other jurisdictions and with U.S. and foreign export control, trade embargo and customs laws.
If we fail to comply with them, we could suffer civil and criminal sanctions.

If we are unable to continue to maintain good relationships with our employees and prevent labor organizations from organizing groups of our employees, our operating costs could significantly increase and our operational flexibility could be significantly reduced.
Despite continual organizing attempts by labor unions, all of our U.S. employees have thus far

chosen not to unionize. The U.S. Congress has, in the past, considered adopting changes in labor laws, however, that would make it easier for unions to organize units of our employees. Such legislation could expose our customers to local work stoppages in key areas that interrupt the timely flow of shipments of time-sensitive, high-value goods throughout our global network. Such disruptions could threaten our ability to provide competitively priced shipping options and ready access to global markets. There is also the possibility that Congress could pass other labor legislation that could adversely affect our companies, whose employees are governed by the National Labor Relations Act of 1935, as amended.

Terrorist attacks and threatened attacks have from time to time materially adversely affected the demand for consulting, financial, and/or investing services travel and have also resulted in increased safety and security costs for us and the consulting, financial, and/or investing services industries generally.

Safety measures create delays and inconveniences and can, in particular, reduce our competitiveness against surface transportation for certain routes. Additional terrorist attacks, even if not made directly on the consulting, financial, and/or investing services industries, or the fear of such attacks or other hostilities, would likely have a further significant negative impact on the Company and the consulting, financial, and/or investing services industries. Terrorist- sponsored attacks, both foreign and domestic, could have adverse effects on our business and results of operations. These attacks could accelerate or exacerbate other consulting, financial, and/or investing services industries risks and also have the potential to interfere with our business by disrupting supply chains and the delivery of products to customers.

Climate Change, Climate Change Regulations and Greenhouse Gas Effects May Adversely Impact our Operations.

There is growing concern from members of the scientific community and the general public that an increase in global average temperatures due to emissions of greenhouse gases (GHG) and other human activities have or will cause significant changes in weather patterns and increase the frequency and severity of natural disasters. Climate change, including the impact of global warming, creates physical and financial risk. Physical risks from climate change include an increase in sea level and changes in weather conditions, such as an increase in changes in precipitation and extreme weather events. Climate change could have a material adverse effect on our results of operations, financial condition, and liquidity.

We may become subject to legislation and regulation regarding climate change, and compliance with any new rules could be difficult and costly. Concerned parties, such as legislators and regulators, shareholders and non-governmental organizations, as well as companies in many business sectors, are considering ways to reduce GHG emissions. Foreign, federal, state and local regulatory and legislative bodies have proposed various legislative and regulatory measures relating to climate change, regulating GHG emissions and energy policies. If such legislation is enacted, we could incur increased energy, environmental and other costs and capital expenditures to comply with the limitations. Due to the uncertainty in the regulatory and legislative processes, as well as the scope of such requirements and initiatives, we cannot currently determine the effect such legislation and regulation may have on our operations.

We could face increased costs related to defending and resolving legal claims and other litigation related to climate change and the alleged impact of our operations on climate change.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non- income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes- Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.
In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID- 19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will

depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.
The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.
Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from COVID-19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair the Company's business including: marketing and sales efforts, supply chain, etc.. COVID-19 and its side-effects, such as Quarantines, may negatively affect employees, customers, suppliers, and the economy as a whole by damaging people's mental health, supply chain shortages may cause standard of living to decrease, costs of living to increase, and any of these may cause employees to seek additional or different employment, and/or with quarantine potentially causing mental health to decline, employee performance may also decline as a result, which may affect our operations. If the Company purchases materials from suppliers in affected areas, the Company may not be able to procure such products in a timely manner. The effects of a pandemic can place travel restrictions on key personnel which could have a material impact on the business. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of

many countries, resulting in an economic downturn that could reduce the demand for the Company's products and impair the Company's business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

Fluctuations in the mix of customer demand for our various types of solution offerings could impact our financial performance and ability to forecast performance.
Due to fluctuations in customer needs, changes in customer industries, and general economic conditions, customer demand for the range of our offerings varies from time to time and is not predictable. In addition, our gross margins vary by customer and by segment and the mix of services provided to our customers could impact our results of operations as certain of our customers and segments have different gross margin profiles. Generally, the profitability of an account increases over time. As a result, the mix of solutions we provide to our customers varies at any given time, both within a quarter and from quarter-to-quarter. These variations in service mix impact gross margins and the predictability of gross margins for any period. You should not rely on the results of any one quarter as an indication of our future performance.

Our operating results may fluctuate due to factors that are difficult to forecast and not within our control.
Our past operating results may not be accurate indicators of future performance, and you should not rely on such results to predict our future performance. Our operating results have fluctuated significantly in the past, and could fluctuate in the future. Factors that may contribute to fluctuations include but are not limited to:

- changes in aggregate capital spending, cyclicality, and other economic conditions, or domestic and international demand in the industries we serve;
- our ability to effectively manage our working capital;
- our ability to satisfy consumer demands in a timely and cost-effective manner;
- pricing and availability of labor and materials;
- our inability to adjust certain fixed costs and expenses for changes in demand;
- shifts in geographic concentration of customers, supplies, and labor pools; and
- seasonal fluctuations in demand and our revenue.

If we fail to attract and retain enough sufficiently trained customer service associates and other personnel to support our operations, our business and results of operations will be seriously harmed.
We rely on customer service associates, and our success depends to a significant extent on our ability to attract, hire, train and retain qualified customer service associates. Companies in our industry may experience high employee attrition, and as we expand, our employee attrition may increase as we attempt to grow our operations. A significant increase in the attrition rate among our customer service associates could decrease our operating efficiency and productivity. Our failure to attract, train and retain customer service associates with the qualifications necessary to fulfill the needs of our existing and future clients would seriously harm our business and results of operations.

Our ability to sell our products and services is dependent on the quality of our technical support services, and our failure to offer high quality technical support services would have a material adverse effect on our sales and results of operations.

Once our products are deployed within our end-customers' operations, end-customers depend on our technical support services to resolve any issues relating to these products. If we do not effectively assist our customers in deploying these products, succeed in helping our customers quickly resolve post-deployment issues, and provide effective ongoing support, our ability to sell additional products and services to existing customers would be adversely affected and our reputation with potential customers could be damaged. As a result, our failure to maintain high quality support services would have an adverse effect on our business and results of operations.

We are subject to rapid technological change and dependence on new product development. Our industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations, and swift changes. To compete effectively in such markets, we must continually improve and enhance our products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate and adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations.
We may face pricing pressure in obtaining and retaining our clients. Our clients may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. They may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations.

Further, failure to renew client contracts on favorable terms could have an adverse effect on our business. Our contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If we are not successful in achieving a high rate of contract renewals on favorable terms, our business and results of operations could be adversely affected.

We may rely on subcontractors and partners to provide customers with a single-source solution or we may serve as a subcontractor to a third-party prime contractor.
From time to time, we may engage subcontractors, teaming partners, or other third parties to provide our customers with a single-source solution for a broader range of service needs. Similarly, we are and may in the future be engaged as a subcontractor to a third-party prime

contractor. Subcontracting arrangements pose unique risks to us because we do not have control over the customer relationship, and our ability to generate revenue under the subcontract is dependent on the prime contractor, its performance, its relationship with the customer, and its relationship with us. While we believe that we perform appropriate due diligence on our prime contractors, subcontractors, and teaming partners and that we take adequate measures to ensure that they comply with the appropriate laws and regulations, we cannot guarantee that those parties will comply with the terms set forth in their agreements with us (or in the case of a prime contractor, their agreement with the customer), or that they will be reasonable in construing their contractual rights and obligations, always act appropriately in dealing with us or customers, provide adequate service, or remain in compliance with the relevant laws, rules or regulations. We may have disputes with our prime contractors, subcontractors, teaming partners, or other third parties arising from the quality and timeliness of work being performed, customer concerns, contractual interpretations, or other matters. We may be exposed to liability if we lose or terminate a subcontractor or teaming partner due to a dispute, and subsequently have difficulty engaging an appropriate replacement or otherwise performing their functions in-house, such that we fail to fulfill our contractual obligations to our customer. In the event a prime contract, under which we serve as a subcontractor, is terminated, whether for non-performance by the prime contractor or otherwise, then our subcontract will similarly terminate and we could face contractual liability and the resulting contract loss could adversely affect our business and results of operations.

Our business and financial condition may be impacted by military actions, global terrorism, natural disasters and political unrest.
Military actions in Europe, Iraq, Afghanistan and elsewhere, global terrorism, natural disasters and political unrest in the Middle East and other countries are among the factors that may adversely impact regional and global economic conditions and our clients' ability, capacity and need to invest in our services. Additionally, hurricanes or other unanticipated catastrophes, both in the U.S. and globally, could disrupt our operations and negatively impact our business as well as disrupt our clients' businesses, which may result in a further adverse impact on our business. As a result, significant disruptions caused by such events could materially and adversely affect our business and financial condition.

Risks Related to the Securities

The Shares of Common Stock will not be freely tradable until one year from the initial purchase date. Although the Shares of Common Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Shares of Common Stock. Because the Shares of Common Stock have not been registered under the Securities Act or under the securities laws of any state or non- United States jurisdiction, the Shares of Common Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Shares of Common Stock may also adversely affect the price that you might be able to obtain for the Shares of Common Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company.

Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

A majority of the Company is owned by a small number of owners.
Prior to the Offering 6 shareholders control over 90% of the voting power of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could

reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Your ownership of the shares of stock will be subject to dilution.
Owners of common stock do not have preemptive rights. If the Company conducts subsequent Offerings of or Securities convertible into common stock, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness. The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.
There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future.
The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of .

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the

Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

The Company has the right to conduct multiple closings during the Offering.
If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on a portion of the proceeds of the offering committed and captured during the relevant period. The Company may choose to continue the Offering thereafter. Purchasers should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Purchasers previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

The Company has the right to end the Offering early.
The Company may also end the Offering early; if the Offering reaches its target Offering amount after 30-calendar days but before the deadline, the Company can end the Offering with five business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

The Company may engage in transactions with related parties.
The Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgment as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

Capitalis Group, Inc offers a one-stop shop for premium yet cost effective crowdfunding related services.

Business Plan

Currently, the Crowdfunding related services offered in the market are scattered and poorly aligned for synergy to take place. Platform services are all over the map with multiple providers that offer similar or slightly different services, sometimes with inefficient overlaps. Capitalis Group Inc. competes against other crowdfunding related services by aligning services thus, reducing inefficiencies due to overlap and weak alignment therefore creating improved synergies. We will offer services that are above the bar that will prevent entry of other players and set the standard quality of service high to outrank existing competitors. Capitalis Group, Inc (CGI) will bring standardization and alignment to the services needed for a crowdfunding campaign to be successful. CGI will continue to strengthen its services as follows: a. We offer a one-stop shop for all crowdfunding related services; b. We offer you premium yet cost effective services, using both in house and outsourced providers; c. If we cannot provide specific services, we can arrange and align services with third-party providers for the success of the project; d. Employing highly skilled, experienced and high caliber team members; f. Up to date technology designed to help clients to achieve their targets; g. Up to date equipment and tools to cater for our clients. Moreover, the CGI hosts an ecosystem of well-structured and highly specialized services addressing each step of the crowdfunding campaign from Pre-launch through Campaign and management post-campaign.

Our revenue streams include (1) Consulting fees, (2) Platform fees, (3) Services fees, (4) Investor management fees and (5) Commission from client's use of partner funding portals. On the other hand, our operating expenses include marketing, advertising, supplies, salaries and wages, research, online tools, and the likes. Our Revenue for year 2021 is 39% higher compared to Year 2020. In relation to our operating expenses, 2021 is higher by 21% compared to 2020. The increase in operating expenses is directly attributable to the increase of Revenue.

CGI, through its subsidiary TruCrowd Inc., an active FINRA member Funding Portal (CRD 283063), currently hosting Reg CF offerings for its clients, has three (3) separate verticals, (separate from the main TruCrowd page) namely: Fundanna.com, Musicfy.us, and Cryptolaunch.us We have about Sixty-Five Thousand (65,000) user accounts composed of crowdfunding investors and entrepreneurs. We built our own technology that allows us to license it to other portals. Our operations are automated and robust so we can onboard other clients to offer them back-office services.

Through an invitation by the Tokyo Metropolitan Government, TruCrowd Japan K.K, a subsidiary of CGI, opened in 2021 but was put on hold due to COVID. We plan to re-launch Japanese operations in the first quarter of 2023. Stage one would be to help Japanese companies to enter US markets.

History of the Business

Capitalis Group, Inc, a DE corporation was incorporated in 2020 and then became the parent company of TruCrowd Inc, a DE corporation incorporated in 2013. CGI was originally created as a holding company, but has since expanded into an operating company providing consulting services.

TruCrowd, Inc, a subsidiary of CGI is a FINRA regulated Funding Portal (CRD 283063), is actively acting as the intermediary for its issuers offerings.

In addition, Capitalis Group, Inc owns TruCrowd Japan, K.K - a Japanese corporation incorporated in Japan in 2021. TruCrowd Japan K.K. was incorporated in Japan in 2021 with the goal to help Japanese companies to enter the US market and capital market via crowdfunding: Reward based, Reg CF, Reg A+. Due to COVID, plans for developing Japanese operations were put on hold, and to date there have been no operations through TruCrowd Japan, K.K.

The Company's Products and/or Services

Product / Service	Description	Current Market
EVALUATION	We evaluate a company based on its readiness to run a campaign, leverage strengths to improve weaknesses and lay out what it needs to do to succeed.	Existing
VALUATION	We employ five valuation methods, all in one, for a more comprehensive and reliable view.	Existing
INVESTOR RELATIONS	Assist in building a database of interested backers prior to launch. Manage communications between the company leaders and the crowdfunding investor community.	Existing
MARKET FUNNEL	Ensure the website, social media platforms, and the campaign page gets sustained visits from potential investors, future clients or partners	Existing
STRATEGIC NARRATIVE	Develop the company's narrative to inspire your target crowdfunding audience. In crowdfunding – HOW you tell your story can be as important as what's in the story itself.	Existing
CAMPAIGN MANAGEMENT	Plan, develop and manage the entire crowdfunding campaign.	Existing
CONTENT MARKETING	Develop relevant content for use in online marketing campaigns.	Existing
MERCHANT ACCOUNT	Help companies get set with a merchant account so they can accept payments from their customers/clients	Existing
MEDIA PROMOTION	Develop graphics and content materials for paid media promotion.	Existing
ADVANCED RESEARCH	Research competitor campaigns to provide invaluable insight into your campaign planning.	Existing
ESCROW AGENT	As an authorized escrow agent, the company is allowed to hold investors' money on an escrow account until the offering is completed and funding is ready to be disbursed.	Existing
REVIEW AND AUDIT	Conduct analytical procedures to ensure whether the information contained within the financial statements is correct	Existing
CROWDFUND MAPPING	Help structure campaign funding strategies, including but not limited to; (1) The type of raise Targeted investors Pitch, and (2) Messaging Reward strategies.	Existing
SITE CONTENT AND SEO	Improve website traffic by implementing best SEO practices and ensuring visitors are provided with engaging and accurate information.	Existing
CapitalIS CRM	A dedicated Customer Relationship Management (CRM) system that helps businesses improve relationships with investors and manage client-oriented processes efficiently.	Existing

We have no new products in development.

CGI will use a multi-channel online approach to capture our target market. Multi-channel ecommerce approach is an approach to selling goods and services through multiple channels including websites, mobile apps, social media platforms, digital marketplace and meta verse experience. CGI believes that traffic is essential because in any online business and we plan to do this with our heavyweight publicity and advertising strategies, and they include:

- Ads
- Links
- Email Blast
- Search engine positioning
- Co-branding
- Banners
- Fliers
- Handbills
- Billboards
- Road show
- Sponsor relevant community-based events / programs
- Capitalized the use of the internet and social media platforms such as Instagram, Facebook, twitter, linkedin, etc., to promote our services.

Competition

Our competitors in the crowdfunding business may be categorized as follows: 1. Crowdfunding Marketing agencies. These include Rainfactory and Growth Turbine. These crowdfunding marketing agencies offer fragmented services and do not have the focused experience that CapitalIS has in crowdfunding matters, such as general structure, regulations, and financial considerations. 2. Crowdfunding Consultancy agencies. A few consultancy agencies, such as Eventys Partners, have recently started serving the crowdfunding industry but their services are similarly limited in scope due to the lack of expertise in different matters of crowdfunding. Other competition may include smaller local agencies, or entities that offer marketing or crowdfunding consultancy services in a smaller or more limited clientele, the number of these entities, and the size of their clientele would be nearly impossible to determine.

According to Crunchbase[1], the following is a breakdown of the Crowdfunding Related Services Industry:

Number of Organizations: 1,376

Industries: Crowdfunding

Industry Groups: Financial Services

Location: United States, North America

CB Rank (Hub): 17,356

Number of Founders: 1,104

Average Founded Date: Oct 28, 2004

Percentage Acquired: 7%

Percentage of Public Organizations: 1%

Percentage Non-Profit: 2%

Number of For-Profit Companies: 1,270

Number of Non-profit Companies: 34

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[1] https://www.crunchbase.com/hub/united-states-crowdfunding-companies

Top Investor Types: Venture Capital, Private Equity Firm, Investment Bank, Angel Group, Corporate Venture Capital

Top Funding Types: Seed, Venture - Series Unknown, Series A, Pre-Seed, Debt Financing

Organizations in this hub have their headquarters located in the United States, North America; notable events and people located in the United States are also included.

Supply Chain and Customer Base

Our services are provided by our employees, outside consultants, and our tech offerings, which also support our business operation.

Our target market will be high potential pre revenue and post revenue companies. CGI will use a multi-channel online approach to capture our target market. In order to fully understand our target market, we need to define pre revenue and post revenue companies. Pre revenue companies have a prototype, pilot or final product but are not yet generating revenue from customer(s). They may be beta testing their product or service and evaluating options toward launch. Post revenue companies have commenced offering their product or services to the market and typically seek additional funds to finance market expansion, increased resources and infrastructure, and continued product development.

Governmental/Regulatory Approval and Compliance

The Company is dependent on the following regulatory licenses:

Line of Business	Government Agency	Type of Approval	Application Date	Grant Date
TruCrowd, Inc - Funding Portal	SEC	Funding Portal License	January 2016	May 16, 2016

As stated in the JOBS Act (Jumpstart Our Business Act), the Crowdfunding Related services market is expected to develop extended operations as a crowdfunding platform. This market platform as provided by Jobs Act will provide easy, fast, reliable, quick and broader access to private capital for small businesses who want to campaign publicly to assess their business operations. Furthermore, the release of Final Reg A+ Rules in 2016, which will allow daily investors to participate, hence it is expected and predicted that transactions will be huge and will completely explode which will draw attention to the market. The existing and known platforms in the industry will continue to deliver and will offer better propositions. Thus, the investing public will continue to soar counts in the coming years.

Litigation

There are no existing legal suits pending, or to the Company’s knowledge, threatened, against the Company.

Other

The Company's principal address is 43 W 23rd St. , Ste 1201, New York, NY 10010

The Company conducts business in New York, Illinois, and West Virginia.

Subsidiaries

The Company has the following subsidiaries:

Name	Entity Type	Location of Formation	Date of Formation	% Owned by Company
TruCrowd, Inc	C-Corporation	Delaware	February 13, 2013	98%
TruCrowd Japan K.K	Kabushiki Kaisha	Tokyo, Japan	March 2021	100%

TruCrowd, Inc, a subsidiary of CGI is a FINRA regulated Funding Portal (CRD 283 063), actively acting at the intermediary for its issuer's offerings.

In addition, Capitalis Group, Inc owns TruCrowd Japan, K.K - a Japanese corporation incorporated in Japan in 2021. TruCrowd Japan K.K. was incorporated in Japan in 2021 with the goal to help Japanese companies to enter the US market and capital market via crowdfunding: Reward based, Reg CF, Reg A+. Due to COVID, plans for developing Japanese operations were put on hold, and to date there have been no operations through TruCrowd Japan, K.K.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	3.00%	$300	3.00%	$45,000
Campaign marketing expenses or related reimbursement	15.00%	$1,500	23.33%	$350,000
Estimated Accountant/Audi tor Fees	0.00%	$0	0.33%	$5,000
General Marketing	20.00%	$2,000	13.33%	$200,000
Research and Development	0.00%	$0	1.67%	$25,000
Reg D Loan Repayments	48.50%	$4,850	4.37%	$65,500
Equipment Purchases	0.00%	$0	1.00%	$15,000
Future Wages	0.00%	$0	20.00%	$300,000
New FP Launch	0.00%		3.33%	$50,000
Domestic Expansion	0.00%		5.00%	$75,000
Sales	0.00%		5.00%	$75,000
International Expansion	0.00%		4.67%	$70,000
Operational Expenses (i.e. software licenses)	0.00%		1.00%	$15,000
General Working Capital	13.50%	$1,350	13.97%	$209,500
Total	**100.00%**	**$10,000**	**100.00%**	**$1,500,000**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: At the issuer's discretion, we may amend our use of proceeds in response to unforeseen developments, in order to engage in new opportunities as they become available, or otherwise in order to act or react to situations or opportunities that were otherwise unavailable or not considered prior to the raise that management believes to be in the best interest of the company.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Sean Michael Fuellhart

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO - September 1, 2022 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

TruCrowd Services - Chief Operating Officer - March 2019 - September 1, 2022
Indeco - Offering Manager - June 2018 - March 2019

Education

Bachelor of Science in Business Administration and Management with a concentration in Entrepreneurship and Small Business Management.

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Sean Michael Fuellhart

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO - September 1, 2022 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

TruCrowd Services - Chief Operating Officer - March 2019 - September 1, 2022
Indeco - Offering Manager - June 2018 - March 2019

Education

Bachelor of Science in Business Administration and Management with a concentration in Entrepreneurship and Small Business Management.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 2 employees, in Illinois and West Virginia.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	12,577,000
Voting Rights	1 vote per share
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering of convertible securities).	100.0%

The Company has the following debt outstanding:

Type of debt	Line of credit
Name of creditor	Hubbard Business

Amount outstanding	$39,400.00
Interest rate and payment schedule	Noninterest bearing and payment as cash allows.
Amortization schedule	Noninterest bearing and payment as cash allows.
Describe any collateral or security	No collateral
Maturity date	None
Other material terms	Noninterest bearing and payment as cash allows.

Type of debt	Line of credit
Name of creditor	Credit Cards
Amount outstanding	$550.00
Interest rate and payment schedule	15%, balance paid monthly
Amortization schedule	Payment when due
Describe any collateral or security	No collateral
Maturity date	None
Other material terms	no other material terms

Type of debt	Loan from Related Parties
Name of creditor	Vincent Petrescu
Amount outstanding	$398,572.00
Interest rate and payment schedule	Noninterest bearing and payment as cash allows.

Amortization schedule	The balance will be payable as cash will allow, any repayment amounts requested by the lender are subject to approval by CGI.
Describe any collateral or security	No collateral
Maturity date	None
Other material terms	The parties plan to restructure the outstanding debt and the remaining balance will be payable as cash will allow.

Type of debt	Accrued Management Compensation
Name of creditor	Vincent Petrescu
Amount outstanding	$100,000.00
Interest rate and payment schedule	Noninterest bearing and payment as cash allows.
Amortization schedule	Noninterest bearing and payment as cash allows.
Describe any collateral or security	No collateral
Maturity date	None
Other material terms	No other material terms

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Convertible Notes	$84,000	General Operating Capital	May 27, 2022	Rule 506(b)

Upon the filing of this Form C, the convertible notes listed above shall convert into "principal only" notes, and th holders of the notes will be paid a bonus payment consisting of the issuance of that number of shares equal to the outstanding principla balance of the note, divided by the price per share under this offering.

In addition, the convertible notes sold in the offering listed above provide for optional conversion upon the election of the convert holder into the security sold in this offering upon the filing of this Fform C, at the price listed in this filing. As an inducement to convert, the investors were are given a choice between receiving their principal back from the funds from this offering, or to "superconvert" their principal into additional shares, at $0.50 per share. As of February 23, 2023, $18,500 in convertible notes have elected to superconvert in lieu of and not receive repayment of principal.

With respect to those holders of convertible notes who have elected repayment, The 50% of funds raised in this offering will be used for repayment of principal on from the convertible notes is done at a rate of 50% of funds raise in this offering, until all applicable notes have been repaid.

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $20,000,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

In the future, the Company may rely on another generally recognized and accepted valuation method or combinations of valuation methods for the value of the Company and/or its securities

Ownership

CapitalIS Group, Inc, a Delaware corporation, was incorporated in 2020.

No single individual or entity is a beneficial owner of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power.

Following the Offering, the Purchasers will own 0.04% of the Company if the Minimum Amount is raised and 5.63% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Our main revenue source is a user who has successfully raised capital for a project, new idea, or business. Our company's crowdfunding sector only allows individuals and businesses to submit funding requests that secure the exchange of goods. Our revenue streams: (1) Consulting fees, (2) Platform fees, (3) Services fees, (4) Investor management fees and (5) Commission from client's use of partner funding portals. On the other hand, our operating expenses include marketing, advertising, supplies, salaries and wages, research, online tools, and the likes. Our Revenue for calendar year 2021 was 39% higher compared to calendar year 2020. In relation to our operating expenses, 2021 was 21% higher than 2020. The increase in operating expenses is directly attributable to the increase of Revenue.

Based on the CGI Business Plan, we are projecting year over year growth.

CGI will strengthen its operations to maintain its management mission and vision. CGI provides almost all services a company may need to run a crowdfunding campaign. Our team has 15+ years of experience on the topic of raising capital through crowdfunding, and we are ready to pass that knowledge on to our clients. Moreover, Capitalis Group, Inc (CGI) will bring alignment to the services needed by a crowdfunding campaign to be successful. We are a one-stop shop for crowdfunding related services. If we cannot provide certain services in-house we will assist in finding and arranging services from an appropriate third-party provider.

CGI, through its subsidiary TruCrowd Inc., an active FINRA member Funding Portal (CRD 283063), currently hosting Reg CF offerings for its clients, has three (3) separate verticals, (separate from the main TruCrowd page) namely: Fundanna.com, Musicfy.us, and Cryptolaunch.us We have about Sixty-Five Thousand (65,000) user accounts composed of crowdfunding investors and entrepreneurs. We built our own technology that allows us to license it to other portals. Our operations are automated and robust so we can onboard other clients to offer them back-office services.

Through an invitation by the Tokyo Metropolitan Government, TruCrowd Japan K.K, a subsidiary of CGI, opened in 2021 but was put on hold due to COVID. We plan to re- launch Japanese operations in Q1 2023. Stage one would be to help Japanese companies to enter US markets.

Liquidity and Capital Resources

The Offering proceeds are essential and important to our operations. While not dependent on the offering proceeds, the influx of capital will assist in the achievement of our next milestones and expedite the realization of our business plan. Thus, we plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we currently have $16,490 in cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not currently anticipate any material capital expenditures in the future.

Material Changes and Other Information Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 750,000 of Shares of Common Stock for up to $1,500,000.00. The Company is attempting to raise a minimum amount of $10,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by the Offering Deadline in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,500,000.00 (the "Maximum Amount") and the additional Securities will be allocated at the Company's discretion .

The price of the Securities does not necessarily bear any relationship to the asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with BankVista NA until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers.

If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be canceled, and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $350.00.

The Offering is being made through Silicon Prairie, the Intermediary. The following two fields below set forth the compensation being paid in connection with the Offering.

Commission/Fees
3.0% of the amount raised

Transfer Agent and Registrar
The transfer agent and registrar for the Securities is Silicon Prairie Registrar and Transfer.

The Securities
We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization

At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of (i) 20,000,000 shares of common stock, par value $0.00001 per share, of which 12,577,000 common shares will be issued and outstanding.

Voting and Other Rights

Holders of basic common stock have one vote per share and may vote to elect the board of directors and on matters of corporate policy. Although shareholders have a vote, given the concentration of ownership by the founders and management, your vote will not in all likelihood have a meaningful impact on corporate matters. Common shareholders are entitled to receive dividends at the election of the board and are subordinated to creditors with respect to rights to distributions in a liquidation scenario. In the event of liquidation, common shareholders have rights to a company's assets only after creditors (including noteholders, if any) and preferred shareholders have been paid in full in accordance with the terms of their instruments.

Dividend Rights

Holders of common stock will share equally in any dividend declared by our board of directors, if any, subject to the rights of the holders of any outstanding preferred stock.

The Company does not intend to issue dividends in the future.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of common stock would be entitled to share ratably in the Company's assets that are legally available for distribution to shareholders after payment of liabilities. If the Company has any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of common stock.

Other Rights

Other than as set forth in any shareholder's agreements and as described elsewhere herein, the Company's shareholders have no preemptive or other rights to subscribe for additional shares. All holders of our common stock are entitled to share equally on a share-for-share basis in any assets available for distribution to common shareholders upon our liquidation, dissolution or winding up. All outstanding shares are, and all shares sold in the Offering will be, when sold, validly issued, fully paid and non-assessable.

Voting and Control

The Securities have the following voting rights: 1 vote per share.

1 shareholder, Vincent Petrescu, has a proxy agreement in place, dividing his voting rights among 3 parties - 2 individuals and to the position of CEO of CGI. The purpose of this proxy agreement is Mr. Petrescu's involvement in the SEC matter detailed on page 40, below, may preclude his involvement as a control person in Reg CF offerings, as such, voting right for shares owned by him have been irrevocably proxied to other parties.

Anti-Dilution Rights

The Securities do not have anti-dilution rights or pre-emptive rights to participate in any subsequent offering.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/ sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the Shares of Common Stock, nor do stockholders have the right to require the Company to repurchase or redeem their Shares.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Loans

Related Person/Entity	Vincent Petrescu
Relationship to the Company	Owner of subsidiary
Total amount of money involved	$398,572.00
Benefits or compensation received by related person	Payment of the expenses
Benefits or compensation received by Company	Use of funds without paying interest
Description of the transaction	Accrued Expenses - Vince

Accrued Compensation

Type of debt	Accrued Management Compensation
Name of creditor	Vincent Petrescu
Amount outstanding	$100,000.00
Interest rate and payment schedule	Non-interest bearing and payment as cash allows.
Amortization schedule	Non-interest bearing and payment as cash allows.
Describe any collateral or security	No collateral
Maturity date	None
Other material terms	No other material terms

Conflicts of Interest

Other than the Transactions With Related Persons described above, to the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders. The Board has approved the above described transactions pursuant to terms that it deems to be favorable to the Company.

OTHER INFORMATION

During 2017 and 2018 TruCrowd, Inc. (a subsidiary of Capitalis Group, Inc.) hosted two offerings where one individual was determined by the Securities and Exchange Commission (the "SEC") to be a "Co-manager" and that TruCrowd failed to apply to that individual the same regulatory scrutiny that was applicable to Control Persons. TruCrowd asserted and maintains that the individual in question was not a Control Person. As a result of the SEC's determination, TruCrowd was assessed regulatory fines totaling $240,000. In addition, the CEO of TruCrowd at that time, Vincent Petrescu, was fined $10,000 and barred from practicing accounting in front of the SEC. Mr. Petrescu is still with TruCrowd, a subsidiary of CGI.

The fine assessed against the CEO was paid and there is a payment plan with the SEC for the balance owed by TruCrowd Inc. The payment plan is expressly crafted to be paid from TruCrowd revenues.

In addition, because the settlement with the SEC was not accepted prior to going to court, in January 2022 TruCrowd and its CEO had to file Form 400, an application to continue to transact business as an entity regulated by FINRA. TruCrowd management believes that FINRA will make a decision favorable to TruCrowd and its CEO that will allow it to continue to conduct business in accordance with FINRA.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Sean Fuellhart
(Signature)

Sean Fuellhart
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Sean Michael Fuellhart
(Signature)

Sean Michael Fuellhart
(Name)

CEO
(Title)

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001

EXHIBITS 45

Exhibit A   Financial Statements



CapitalIS Group, Inc.
Consolidated Financial Statements
For the years ended as of
December 31, 2020 and 2021



CapitalIS Group, Inc.
Consolidated Financial Statements
For the years ended as of December 31, 2020 and 2021
Index to Audited Consolidated Financial Statements



December 06, 2022

INDEPENDENT AUDITORS' REPORT

The Board of Directors

CapitalIS Group, Inc.

651 N. Broad St. Suite 206

Middletown DE, 19709

REPORT ON FINANCIAL STATEMENTS

I have audited the consolidated balance sheets of CapitalIS Group, Inc. as of December 31, 2020 and 2021 and the related statements of operations, changes in owner's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management.

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of these financial statements in accordance with principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controlrelevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

AUDITOR'S RESPONSIBILITY

My responsibility is to express an opinion on these financial statements based on my audits. I conducted my audits in accordance with generally accepted auditing standards as accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit includes performing procedures to obtain audit evidence about the amountsand disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of risks of material misstatements of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor

3

considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion onthe effectiveness of the Company's internal control. Accordingly, I express no such opinion.

An audit also includes evaluating appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. Examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.

An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statementpresentation.

I believe that the audit evidence I have obtained is sufficient and appropriate to providea basis for my audit opinion.

OPINION

In my opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CapitalIS Group, Inc. as of December 31, 2020 and 2021, and the results of operations, changes in owner's equity and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Amjad AbuKhamis

Amjad N I Abu Khamis

Certified Public Accountant, NH 08224
CF Audits LLC
159 Main St. STE 100
Nashua NH 03060
603-607-7600
cpa@cfaudits.com

4



CapitalIS Group, Inc.
Consolidated Balance Sheet Statement
As of December 31, 2020 and 2021

ASSETS	2021	2020
Current Assets		
Cash at Banks	16,490	20,260
Accounts Receivable (Net)	59,000	10,500
Other Receivables	81	-
Total Current Assets	**75,571**	**30,760**
Fixed Assets		
Furniture and IT Equipment (Net)	1,170	1,508
TOTAL ASSETS	**76,741**	**32,268**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payables	39,850	39,850
Credit Cards	550	(597)
Total Current Liabilities	**40,400**	**39,253**
Non-Current Liabilities		
Payables to Related Parties	398,572	404,104
Accrued Management Compensation	100,000	100,000
Total Non-Current Liabilities	**498,572**	**504,104**
Total Liabilities	**538,972**	**543,357**
Equity		
Common Shares	1,071	990
Non-Controlling Interest	(4,633)	(5,121)
Retained Earnings	(458,669)	(506,958)
Total Equity	**(462,231)**	**(511,089)**
TOTAL LIABILITIES AND EQUITY	**76,742**	**32,268**

5



CapitalIS Group, Inc.
Consolidated Income Statement
For the years ended as of December 31, 2020 and 2021

	2021	2020
Revenues	-	-
Income from Operations	415,569	285,208
Less Operating Expenses	-	-
Professional Fees	231,277	110,536
Salaries & Wages	216,000	216,000
Independent Contractors	24,928	44,860
Computer and Internet Expenses	27,629	21,401
Advertising and Promotion	10,455	20,372
General and Administrative	9,671	11,028
Bad Debt Expense	0	50,300
Charges	4,827	8,487
Tax and Regulatory	7,589	2,218
Total Operating Expenses	**532,374**	**485,202**
Non-Operating Income/(Loss)		
Debit Forgiveness	165,582	216,000
Net Profit	**48,777**	**16,006**
NCI Allocated Net Income (Loss)	**488**	**160**

6



CapitalIS Group, Inc.
Consolidated Statement of Changes in Equity
For the years ended As of December 31, 2020 and 2021

	Common Shares	NCI	Retained Earnings	Equity Balance
Beginning Balance as of January 1, 2020	990	(5,281)	(522,804)	(527,095)
Stocks Issued During 2020	-	-	-	(527,095)
Net Profit During 2020	-	160	15,846	(511,089)
Equity Balance as of December 31, 2020	**990**	**(5,121)**	**(506,958)**	**(511,089)**
Stocks Issued During 2021	81	-	-	(511,008)
Net Profit During 2021	-	488	48,289	(462,231)
Equity Balance as of December 31, 2021	**1,071**	**(4,633)**	**(458,669)**	**(462,231)**

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CapitalIS Group, Inc.
Consolidated Statement of Cash Flow
For the year ended as of December 31, 2020 and 2021

OPERATING ACTIVITIES	2021	2020
Net Income	48,777	16,006
Adjustments to Reconcile Net Income to Net Cash provided by operations:		
Change in Accounts Receivables	(48,581)	(50,300)
Change Accounts Payables	(169,628)	(169,380)
Net cash used by operating activities	**(169,432)**	**(203,674)**
INVESTING ACTIVITIES		
Net cash provided by financing activities	-	-
FINANCING ACTIVITIES		
Issuance of shares	81	-
Debit Forgiveness	165,582	216,000
Net cash provided by financing activities	**165,663**	**216,000**
NET CASH INCREASE (DECREASE) FOR PERIOD	**(3,770)**	**12,326**
Cash at the beginning of the period	20,260	7,934
CASH AT END OF PERIOD	**16,490**	**20,260**

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53



CapitalIS Group, Inc.

Notes to the Consolidated Financial Statements:

As of December 31, 2021

1. DESCRIPTION OF THE BUSINESS

CapitalIS Group, Inc, a DE corporation was incorporated in 2020 and then became the parent company of TruCrowd Inc. a DE corporation incorporated in 2013.

CapitalIS Group is a consulting firm expert in crowdfunding, provide Funding Consultants Advice, strategy and tactics for all crowdfunding methods such as Rewards, Reg CF, Reg D, Reg A+. We provide a wide range of consulting services related to crowdfunding such as 20% Reward Crowdfunding, (b) 70% Regulation CF and (C) 10%Regulation A+ & D.

CapitalIS Group Inc. can compete in the existing market of crowdfunding related services because of the existing market conditions - aiming to provide aligned services thus, eliminating inefficiencies due to overlap and weak alignment therefore creating best synergies possible.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1. Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

2.2. Basis of Accounting

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

2.3. Use of Estimates

The preparation of consolidated financial statements in conformity with the U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management evaluates the estimates and assumptions based on historical experience and believes those estimates and assumptions are reasonable based on the information available to them.

2.4. Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business. The Company currently has $(458,669) accumulated deficit as of December 31, 2021.

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CapitalIS Group, Inc.

Notes to the Financial Statements (continued)

As of December 31, 2021

The company is funding its operational expenses from the operating revenues, and financing activities. The company's management has taken serious steps, to maintain a positive working capital for the company, by adding new investors into the business, and conducting an offering through Regulation A financing under the Securities Act of 1933.

3. CASH

The Company deposits its cash with financial institutions that the management believes are of high credit quality. The Company's cash consists primarily of cash deposited in U.S. dollar-denominated investment accounts

4. ACCOUNTS RECEIVABLES

The company has accounts receivable balance amount 60,800 as of December 31, 2021, and the company has estimated that 50,300 of those receivables are doubtful, and has reported them as bad debt expense, as of December 31, 2021, the company has not reported any doubtful amount, and reported the accounts receivables balance net 59,000 from the previous reported allowance.

5. NET ASSETS

The company fixed assets are consisting of IT equipment and furniture that are used into business operations, total fixed assets value is $11,369 and accumulated deprecation is ($10,200) as of December 31, 2021.

6. LIABILITIES

The liabilities recorded at the balance sheet mainly dues to related parties, as loans and expenses paid by the main shareholders into the business, and unpaid compensation to the management of the CapitalIS. The company's management plans to restructure the outstanding debts and pays them as available cash allows. Accounts payable balance is due to shareholder against legal services rendered to the company.

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